Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 200

San Diego, California 92106

January 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Nuvve Holding Corp. Registration Statement on Form S-1 File No. 333-276415

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Nuvve Holding Corp., Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 31, 2024, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Alan A. Lanis, Jr. of Baker & Hostetler LLP, counsel to the Company, at (310) 442-8850 and that such effectiveness also be confirmed in writing.

Very truly yours,

Nuvve Holding Corp.

By:	/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer